Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
	(in millions)
Income (loss) before income taxes	$107.8	$355.9	$39.0	$(150.6)	$(566.7)	$(1,406.2)
Equity in losses of equity-method investees	—	—	0.4	4.2	30.3	304.6

Net income (loss) before equity in losses of equity-method investees	107.8	355.9	39.4	(146.4)	(536.4)	(1,101.6)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	26.1	107.2	130.0	142.9	139.2	130.9
Assumed interest element included in rent expense	1.1	3.9	5.7	6.2	8.9	10.8

	27.2	111.1	135.7	149.1	148.1	141.7

Adjusted earnings (loss)	135.0	467.0	175.1	2.7	(388.3)	(959.9)
Fixed charges	(27.2)	(111.1)	(135.7)	(149.1)	(148.1)	(141.7)

Excess (deficiency) of earnings to cover fixed charges	$107.8	$355.9	$39.4	$(146.4)	$(536.4)	$(1,101.6)

Ratio of earnings to fixed charges (1)	4.96	4.20	1.29	0.02	(2.62)	(6.77)

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.